United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Wells Fargo & Company

Name of persons relying on exemption: American Baptist Home Mission Society

Address of persons relying on exemption: Investor Advocates for Social Justice (formerly the Tri-State Coalition for Responsible Investment), 40 S Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge stockholders to vote FOR Proposal 8, the shareholder proposal requesting a report on respect for Indigenous Peoples’ rights at Wells Fargo’s annual shareholder meeting to be held on April 26, 2022.

Summary of the Proposal

Investors request reporting on the effectiveness of Wells Fargo’s policies, practices, and performance indicators in respecting internationally recognized human rights standards for Indigenous Peoples’ rights in its existing and proposed general corporate and project financing.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Wells Fargo is exposed to litigation, reputational, and regulatory risk if it finances projects or clients developing projects that violate the rights of Indigenous Peoples;
2.	Wells Fargo faces material risk if its financing activities are misaligned with its own policies and commitments; and
3.	Wells Fargo’s current due diligence systems appear ineffective at mitigating risks related to Indigenous Peoples.

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

1. Wells Fargo is Exposed to Material Risk if it Finances Projects or Clients Developing Projects that Violate the Rights of Indigenous Peoples

Material risks companies may face for causing or contributing to Indigenous Rights violations include reputational damage, project delays and disruptions, litigation, and criminal charges.i Evident by Wells Fargo’s connection to high-profile projects or clients developing projects that violate Indigenous Rights, investors are concerned that the Company’s risk management frameworks and policies are ineffective or have significant gaps. For example, Wells Fargo was a key financier of the now-completed Enbridge Line 3 tar sands pipeline project. Though the Company highlights that it did not provide any project-related financing for the project, this argument is moot because Enbridge did not seek any project financing, instead funding the $7 billion pipeline through general corporate finance. According to the Sightline Institute, “If Enbridge lost access to its credit facilities or other financial services from major investment banks, the company would face severe financial constraints. It might have no choice but to abandon the Line 3 project outright.”ii Wells Fargo was in the top ten contributors to Enbridge, providing $3.86 billion in financing, and is subject to public campaigns and grassroots protests calling on the bank to stop its financing relationship with Enbridge.iii Pipelines like Line 3 violate numerous rights of Indigenous Peoples as protected by international law, including the rights to free, prior, and informed consent (FPIC); health; culture; religion; security; and assembly.iv In particular, Line 3 threatens the quality of water needed for growing manoomin, or wild rice, a critical cultural resource for the Anishinaabe.v Significant material social risks have already materialized for Line 3 and its financiers through litigation, ongoing opposition led by Indigenous Peoples, allegations of civil rights abuses, investigations into treaty violations, and environmental damages.vi

The militarized response to Line 3 protests and alleged violation of constitutional rights amplifies legal and reputational risk to Wells Fargo and its shareholders. Enbridge reimbursed U.S. law enforcement over $2 million for policing protests against Line 3, which has been tied to harassment, surveillance, illegal blockades, allegations of torture (pain compliance), and use of “less-than-lethal” weapons.vii Over 900 arrests, citations, and charges have been levied against Water Protectors, many of which are allegedly disproportionate or excessive.viii Line 3 has additionally been tied to instances of sex trafficking and violence against women.ix

Line 3 and other similar projects additionally present significant regulatory and litigation risk as they are connected to oil spills and other environmental harms. Line 3 has a history of ruptures, with over 800 documented spills in the last 15 years.x Many of which resulted in costly cleanup and persisting impacts that pose risks to the environment and human health. For example, Enbridge is connected to the Kalamazoo River oil spill, which contaminated 39 miles of water resources and cost the company over $1 billion in cleanup.xi Line 3 is also responsible for the largest inland oil spill in U.S. history, releasing 1.7 million gallons of crude oil onto the Prairie River in Minnesota.xii Most recently, March 2022 reports show that Enbridge crews ruptured three groundwater aquifers while building the replacement pipeline, releasing more than 300 million gallons of groundwater.xiii The first breach of about 50 million gallons was not known to regulators for months, and poses significant risk to a rare wetland area. It took Enbridge a year to stop the flow, and the company received a $3.32 million fine.xiv The breaches present risks to wild rice waters and violate the White Earth Band of Ojibwe's stringent water quality standards and ordinances.xv

Wells Fargo is exposed to ongoing material risk through its financial relationship with Enbridge as the company continues to develop projects that violate Indigenous Rights and pose risks to the environment and climate. Despite ongoing litigation and protest, Enbridge is now proposing a reroute for its Line 5 pipeline, which has violated land rights of the Bad River Band, and will put water quality, manoomin, and other Indigenous Rights at risk. This pipeline similarly has a long history of ruptures, totalling 29 spills in the last 50 years.xvi Opponents of this project include Michigan governor Gretchen Whitmer, who “remains just as committed now as she’s ever been to shutting down Line 5 and to averting what could be, obviously, a cataclysmic oil spill in the Great Lakes.”xvii

2. Wells Fargo Faces Material Risk if Its Financing is Inconsistent With the Company’s Own Commitments

Wells Fargo’s financing activities violate the rights of Indigenous Peoples, misaligned with the Company’s own policies and commitments. Despite adopting the Equator Principles (EPs) its 2019 enhancements in 2019 after Wells Fargo’s failure to respect Indigenous Rights as a lead financier of the Dakota Access pipeline (DAPL), Wells Fargo continues to finance companies and projects like Enbridge Line 3 and Line 5 that violate Indigenous Rights. Notably, the EPs, which intend to serve as a risk management framework for financial institutions to manage environmental and social risks, do not apply to the Company’s general corporate financing activities. While Wells Fargo adopted a statement recognizing its responsibility to respect Indigenous Rights, it faces reputational risk if it continues financing projects and companies that are tied to violations of these rights.xviii

In addition to Wells Fargo’s commitments on Indigenous Peoples, its financing activities appear inconsistent with the Company’s own climate commitments. For example, Wells Fargo adopted a net zero financed greenhouse gas emissions by 2050 goal. Inconsistent with this, the Line 3 expansion doubled the pipeline’s previous capacity, with estimated emissions equivalent to 50 coal plants.xix The new pipeline has a lifespan that will extend beyond 2050, inconsistent with the IPCC conclusion that requires limiting global warming to 1.5°C above pre-industrial levels.xx The state of Minnesota estimated that Line 3 presents $287 billion in social climate cost over 30 years.xxi Though Wells Fargo recognizes the challenge of the climate crisis and is “committed to aligning our activities to support the goals of the Paris Agreement”, it faces material risk if its financing activities violate human rights and contribute to the climate crisis.xxii

3. Wells Fargo’s Current Due Diligence Systems Appear Ineffective at Mitigating Risks Related to Indigenous Peoples

Investors lack evidence of effective due diligence surrounding the rights of Indigenous Peoples. Wells Fargo’s Environmental and Social Risk Management (ESRM) Policy does not include a formal commitment to respect the right to FPIC. Respecting FPIC is vital to implementing effective and meaningful risk management systems related to Indigenous Rights.xxiii As is the case with DAPL, Line 3, and Line 5, projects that violate FPIC expose Wells Fargo to material risks such as litigation, fines, project delays or cancellations, and reputational damage.xxiv

It is unclear how effective Wells Fargo’s ESRM process is at managing risks associated with financing companies like Enbridge, given Enbridge's pattern of litigation, project delays, allegations of Indigenous Rights violations, environmental disasters, and reputational damage. Between 1999 and 2013, Enbridge’s pipeline systems were connected to 1,068 spills, a total of 7.4 million gallons of oil and averaging 71 spills per year.xxv Since 2000, the company has paid over $270 million in penalties and fines, largely related to environmental offenses.xxvi Though Enbridge has an Indigenous Peoples policy, it has been criticized for including weak commitments around the United Nations Declaration on the Rights of Indigenous Peoples, lacking a formal commitment to FPIC as a right, and for presenting insufficient disclosure around social risks.xxvii Notably, Enbridge projects have consistently been tied to violation of Indigenous Rights. Enbridge purchased a significant stake in DAPL, which was projected to cost $3.8 billion but ultimately incurred $7.5 billion in costs due to material social risks.xxviii Wells Fargo, a major financier of DAPL itself, was the subject of numerous divestment campaigns and public protests.xxix The cities of Seattle, WA and Davis, CA voted in 2017 to pull a total of $3.1 billion in annual cash flow from Wells Fargo in response to its role financing DAPL.xxx In March 2022, investors representing over $2 trillion sent a letter to Wells Fargo expressing concern related to Line 3 regarding how Wells Fargo is meeting its own policies on Indigenous Peoples and net zero financed greenhouse gas emissions by 2050 goal.xxxi New SEC Rules to Enhance and Standardize Climate-Related Disclosures for Investors present additional risk to Wells Fargo if it continues to finance tar sands and other related projects.xxxii

Lastly, contrary to Wells Fargo’s argument that meeting the proposal request “would inappropriately require disclosure of proprietary business decisions, and potentially, confidential customer information,” the proposal clearly requests disclosure “at reasonable cost and omitting proprietary and confidential information.”

Conclusion

Wells Fargo and its investors are exposed to material risk if it continues to finance projects and clients developing projects that violate the rights of Indigenous Peoples and exacerbate the climate crisis. Proponents encourage all Wells Fargo shareholders to support Item 8, shareholder proposal on Respect for Indigenous Peoples’ Rights, at the Wells Fargo Annual Meeting of Shareholders on April 26, 2022.

For questions regarding Wells Fargo Proposal 8, please contact: Jillianne Lyon, Senior Program Associate at Investor Advocates for Social Justice and representative of the American Baptist Home Mission Society, via email: jlyon@iasj.org or phone: 973-509-8800.

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i https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

ii https://sightline-wpengine.netdna-ssl.com/wp-content/uploads/2018/09/Enbridge-Line-3-Financing-Sightline-09-2018.pdf

iii https://www.desmog.com/2021/05/10/climate-and-indigenous-protesters-across-4-continents-pressure-banks-to-defundline3/ ; https://www.ran.org/wp-content/uploads/2020/12/RAN-Briefing_Line3_KXL.pdf

iv https://www.colorado.edu/program/fpw/sites/default/files/attached-files/cerd_request_line_3_pipeline.pdf

v https://www.popsci.com/environment/line-3-indigenous-wild-rice/

vi https://thecirclenews.org/environment/u-n-issues-letter-regarding-violations-of-anishinaabe-human-rights/

vii https://www.brennancenter.org/our-work/analysis-opinion/how-oil-company-pays-police-target-pipeline-protesters ; https://www.protestlaw.org/line3 ; https://www.vogue.com/article/letter-from-a-jailed-line-3-water-protector

viii https://www.usnews.com/news/best-states/minnesota/articles/2021-10-04/criminal-cases-against-line-3-protesters-clog-court-system

ix https://minnesotareformer.com/2021/03/08/shelter-reports-assaults-harassment-linked-to-line-3-pipeline-workers/ ; https://www.vice.com/en/article/g5gkpw/four-enbridge-pipeline-workers-linked-to-sex-trafficking-minnesota

x https://www.stopline3.org/issues#:~:text=They've%20had%20over%20800,Rapids%2C%20MN%2C%20in%201991.

xi https://www.mlive.com/news/kalamazoo/2020/07/10-years-ago-kalamazoo-river-oil-spill-was-an-awakening-in-pipeline-debate.html

xii https://www.mprnews.org/story/2021/03/03/30-years-ago-grand-rapids-oil-spill

xiii https://www.startribune.com/enbridge-crews-punctured-three-aquifers-during-line-3-oil-pipeline-construction-dnr-says/600158140/

xiv https://www.startribune.com/enbridge-crews-punctured-three-aquifers-during-line-3-oil-pipeline-construction-dnr-says/600158140/

xv https://www.mprnews.org/story/2021/08/05/line-3-white-earth-argues-dnr-water-permit-violates-wild-rice-rights

xvi https://www.sierraclub.org/wisconsin/line-5

xvii https://energynews.us/2021/12/08/whats-next-for-the-line-5-court-battles/

xviii https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/indigenous-peoples-statement.pdf

xix https://mn350.org/giant-step-backward/

xx https://www.ipcc.ch/sr15/#:~:text=Limiting%20warming%20to%201.5%C2%B0C%20implies%20reaching%20net%20zero,particularly%20methane%20(high%20confidence).

xxi https://www.mprnews.org/story/2018/06/18/line-3-enbridge-oil-pipeline-hearings-day1

xxii https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Sets-Goal-to-Achieve-Net-Zero-Greenhouse-Gas-Emissions-by-2050/default.aspx

xxiii https://amazonwatch.org/assets/files/fpic-the-right-to-decide.pdf

xxiv https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

xxv https://www.oilandwaterdontmix.org/enbridge_safety_record

xxvi https://violationtracker.goodjobsfirst.org/parent/enbridge

xxvii https://www.colorado.edu/program/fpw/2018/12/18/enbridges-discussion-paper-indigenous-rights-and-relationships-north-american-energy

xxviii https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

xxix https://www.americanbanker.com/news/can-bank-divestment-stop-the-dakota-access-pipeline ; https://www.whsv.com/content/news/Several-protest-bank-over-DAPL-funding-413643373.html

xxx https://www.npr.org/sections/thetwo-way/2017/02/08/514133514/two-cities-vote-to-pull-more-than-3-billion-from-wells-fargo-over-dakota-pipelin

xxxi https://www.colorado.edu/program/fpw/sites/default/files/attached-files/line_3_investor_statement_sign-on_2022-03-30_final.pdf

xxxii https://www.sec.gov/news/press-release/2022-46